UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Helius Medical Technologies, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-38445	36-4787690
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

642 Newtown Yardley Road, Suite 100 Newtown, PA	18940
(Address of principal executive offices)	(Zip Code)

Dane C. Andreeff, President and Chief Executive Officer, (215) 944-6100
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Form SD of Helius Medical Technologies, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1 to December 31, 2021.

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and is publicly available at: https://heliusmedical.com/index.php/investor-relations/sec-filings.

Item 1.02	Exhibit

A Conflict Minerals Report required by Item 1.01 covering the period January 1 to December 31, 2021 has been filed as Exhibit 1.01 to this Form SD.

Item 2.01	Exhibits

The following exhibit is filed as part of this Report.

Exhibit No.	Description of Exhibit

1.01	Conflict Minerals Report of Helius Medical Technologies, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HELIUS MEDICAL TECHNOLOGIES, INC.

Date: May 31, 2022	By:	/s/ Jeffrey S. Mathiesen
Jeffrey S. Mathiesen
Chief Financial Officer and Treasurer